12g Exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

05011789

TSX VENTURE: TSA

PRESS RELEASE

SUPPL

September 21, 2005

Trans America Provides Update on Uranium Acquisition Program in Western U.S.

The company again wishes to provide an update of the progress of its uranium property acquisition program in the Western United States.

Trans America has allied itself with a group of U.S. mining professionals with extensive experience in uranium exploration, development and production who are carrying out the acquisition projects.. Under its agreement Trans America can earn a 50% interest in the properties acquired by funding the first US $1.25 million of the program.

Presently, the group is focused on seven different properties located in four Western U.S. states and has to date acquired some 41,500 acres of uranium prospective properties, (an increase from 35,500 acres reported September 7th, 2005). The acquisition program is continuing in each of the areas as additional regional work history is becoming available.

Geoffrey S. Carter, P.Eng a qualified person as described in National Policy Instrument 43-101 has reviewed this release and has authorized its publication.

TRANS AMERICA INDUSTRIES LTD.,
John K. Campbell

President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca

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